Zemi Coffee LLC
2025 Annual Report (Form C-AR)

Business Overview

Zemi Coffee Cart LLC operates a mobile, pedal-powered coffee cart business and cafe presence focused on serving premium Puerto Rican coffee, specialty beverages, and food offerings. The company generates revenue through a combination of on-site beverage sales, prepaid private events (including weddings and corporate activations), and emerging packaged coffee product sales.

Zemi differentiates itself by sourcing coffee directly from Puerto Rico, offering unique island-inspired drinks, and delivering a distinctive mobile coffee experience designed for events, festivals, and community spaces.

2025 Business Performance & Activities

2025 represented a growth and transition year for the Zemi Coffee Cart. The business expanded its presence in prepaid private events, including weddings and contracted event services, while increasing participation in festivals and public events.

During the year, Zemi also expanded its menu offerings and began laying the groundwork for a broader operating model that includes both mobile and fixed-location service.

Operational focus included testing new service formats, refining pricing strategies, and improving efficiency across both event-based and day-to-day sales channels.

Use of Proceeds

Proceeds from the December 2025 crowdfunding raise of $25,000 were used for the following purposes:

- **Facility costs:** Security deposit and two months of rent for warehouse space used to support operations and storage ($10,500)
- **Equipment purchases:** Coffee equipment and infrastructure to support both cart and cafe operations
- **Operational launch costs:** Expenses related to initiating cafe operations and supporting day-to-day business activities.
- **Inventory**: Purchase of coffee and related supplies

Funds were deployed to support the transition from a single-cart operation toward a more scalable, multi-channel business model.

Material Changes

Since the completion of the crowdfunding offering, Zemi Coffee has undertaken several operational and strategic developments:

- Secured and began utilizing a warehouse space to support expanded operations.
- Brought in two sub leases to reduce monthly fixed cost.
- Initiated cafe operations in Chicago, with ongoing adjustments to optimize performance.
- Advanced development of a second mobile coffee cart ("Cart 2.0") to support growth in event capacity.
- Developed and prepared for launch of a packaged coffee product, Familia Blend, with initial shipments expected in early 2026.

Current Operations

Zemi Coffee Cart is currently focused on optimizing its cafe operations in Chicago while continuing to grow its mobile cart business. Efforts are underway to align operating hours, staffing, and cost structure with demand.

At the same time, the company is expanding its event-based business from its warehouse base of operations and preparing to scale capacity through the addition of a second cart. Onboarding employees and lining up events is the focus.

Future Plans

In 2026, Zemi Coffee Cart intends to focus on:

- Expanding distribution and sales of its packaged coffee product, including the La Familia Blend
- Increasing prepaid private event bookings through improved marketing, SEO, and partnerships
- Scaling mobile operations through the deployment of a second coffee cart
- Continuing to refine and stabilize cafe operations to support long-term sustainability

Certification

I, Dominique Betancourt, certify that the financial statements and information provided in this annual report are true and complete in all material respects.

Dominique Betancourt
Owner and CEO
Zemi Coffee LLC